Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 30.8 Meters of 3.42 g/t Gold Oxide Mineralization at the Akarca JV Project, Turkey

Vancouver, British Columbia, December 1, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce recent Akarca project drill results, including partial results from hole AKC-36 in the Arap Tepe zone that returned an oxide intercept of 30.8 meters averaging 3.42 g/t gold. This interval includes two higher grade subintervals of 16.8 meters averaging 5.71 g/t gold and 3.6 meters averaging 21.23 g/t gold and 22.71 g/t silver. The partial AKC-36 interval ends in mineralization, and it is expected that this intercept will be extended by the assay results that are currently pending. Arap Tepe is a recent EMX discovery located approximately three kilometers east of what has been the primary target area, and these new results represent the first drill testing of the zone. Akarca is under joint venture agreement (JV) with a wholly owned subsidiary of Centerra Gold Inc. Please see www.eurasianminerals.com for more information.

Arap Tepe Prospect. EMX has identified three northwest trending zones (Zones A-C) of gold-silver mineralized epithermal quartz veins at the Arap Tepe prospect. The zones range from 145 to 170 meters in strike length, and from 1 to 16 meters in width. Surface rock sampling from 2009 returned high grade assays including 54.8 g/t gold and 24.7 g/t silver, and 2010 channel sampling returned values up to 3.78 g/t gold and 13.8 g/t silver within the vein zones. The zones are coincident with IP resistivity geophysical anomalies that identify concealed targets beneath a shallow cover of soil.

The first two holes completed at Arap Tepe focused on Zone A, and returned the best results to date from the 2010 core drilling program. Both holes (AKC-35 and AKC-36) contained broad intercepts of gold-silver mineralization along approximately 40 meters of strike length, with higher grade vein-hosted subintervals. Partial results are reported for the first 34.8 meters of AKC-36, with assay results pending for samples to the total depth of 111 meters. These initial drill results are highly encouraging, and the joint venture is conducting accelerated follow-up drilling to be completed before the end of the current field season. The Arap Tepe drill results are summarized below; all reported intervals are oxide.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au-Equiv (g/t)	Comments
AKC-35 including	8.3	34.8	26.5	0.94	1.21	0.96	Arap Tepe A Zone. True thickness interpreted as 72% of reported interval.
	15.1	20.2	5.1	3.77	1.61	3.80
AKC-36 including including	4.0	34.8	30.8	3.42	5.62	3.52	Arap Tepe A Zone. Partial results – assays for 34.8-111 m pending. True thickness interpreted as 60% of reported interval.
	18.0	34.8	16.8	5.71	8.18	5.86
	25.2	28.8	3.6	21.23	22.71	21.64

Notes: Intervals reported at a nominal 0.2 g/t Au equivalent cutoff and minimum length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes metallurgical recoveries and net smelter returns are 100%.

Main Target Area. EMX continued drilling in the main target area at Akarca, with results back from five additional holes in the Hugla Tepe and Kucukhugla Tepe zones (please see EMX news release dated October 29, 2010 for previously reported drill results). AKC-30 and -31 were drilled in the Hugla Tepe zone, with both holes returning significant gold intercepts. Holes AKC-32, -33 and -34 were drilled at Kucukhugla Tepe, further delineating the zone along strike and to depth. Hole AKC-34 targeted an IP resistivity anomaly located 50 meters north of the main vein, and intersected three different gold and silver bearing vein zones. A summary of the drill results from the main target area are summarized below; all reported intervals are oxide.

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Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au-Equiv (g/t)	Comments
AKC-30	1.2	9.1	7.9	0.30	2.19	0.34	Hugla Tepe. Fills in along strike & to depth.
	117.5	123.6	6.1	0.43	1.35	0.45
AKC-31 including	4.2	27.1	22.9	0.75	6.99	0.88	Hugla Tepe. Fills in along strike.
	12.0	18.7	6.7	1.24	11.35	1.45
AKC-32	20.85	48.8	27.95	0.21	1.18	0.23	Kucukhugla Tepe. Extends along strike & to depth.
AKC-33 including	20.2	81.35	61.15	0.42	1.72	0.45	Kucukhugla Tepe. IP anomaly target that extends sub-parallel vein zone along strike.
	51.75	53.9	2.15	3.11	11.6	3.32
AKC-34 including including	21.3	33.05	11.75	0.30	3.16	0.36	Kucukhugla Tepe. IP anomaly 50 m north of main vein zone.
	54.8	67.3	12.5	2.54	3.86	2.61
	64.4	65.7	1.3	18.5	26.1	18.97
	75.8	105.1	29.3	0.59	2.03	0.63
	82.6	83.2	0.6	7.94	19.75	8.30

Notes: Intervals reported at a nominal 0.2 g/t Au equivalent cutoff and minimum length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes metallurgical recoveries and net smelter returns are 100%. True thickness estimated at 77-89% of reported interval length.

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com